SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 7 TO

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Pursuant to Section 14(d)(4) of the

Securities Exchange Act of 1934

J.D. Edwards & Company

(Name of Subject Company)

J.D. Edwards & Company

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value

(Title of Class of Securities)

281667105

(CUSIP Number of Class of Securities)

Robert M. Dutkowsky

President and Chief Executive Officer

J.D. Edwards & Company

One Technology Way

Denver, CO 80237-3000

(303) 334-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies to:

Herbert P. Fockler

Steve L. Camahort

Jose F. Macias

Jon C. Avina

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

☐ CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER

Purpose of Amendment

The purpose of this amendment is to amend and supplement Item 9 in the Solicitation/ Recommendation Statement on Schedule 14D-9 previously filed by J.D. Edwards & Company (“J.D. Edwards”) on June 19, 2003 and subsequently amended June 26, 2003, July 3, 2003, July 8, 2003, July 9, 2003, July 11, 2003, and July 14, 2003 (the “Statement”). Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 9.	Materials to be Filed as Exhibits.

The following exhibits are filed herewith:

Exhibit Number	Description
(a)(18)	Series of slides presented by Les Wyatt, Senior Vice President and Chief Marketing Officer (incorporated by reference to J.D. Edwards’ filing pursuant to Rule 425 under the Securities Act on July 16, 2003).
(a)(19)	Transcript of webcast by Robert Dutkowsky, Chairman, President and Chief Executive Officer (incorporated by reference to J.D. Edwards’ filing pursuant to Rule 425 under the Securities Act on July 16, 2003)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

J.D. EDWARDS & COMPANY

By:	/s/ RICHARD G. SNOW, JR.
Name:	Richard G. Snow, Jr.
Title:	Vice President, General Counsel and Secretary

Date: July 16, 2003